Exhibit 1.01

Bio-Rad Laboratories, Inc.
Conflict Minerals Report

This Conflict Minerals Report of Bio-Rad Laboratories, Inc. (“Bio-Rad” or the “Company”) is for calendar year 2015 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934. The Securities and Exchange Commission (“SEC”) adopted Rule 13-p-1 to implement reporting and disclosure requirements relating to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as casserite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”).

If a registrant can determine that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (the “DRC”) or an adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the DRC or an adjoining country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Company and Product Overview

Bio-Rad manufactures and supplies the life science research, healthcare and other markets with a broad range of products and systems used to separate complex chemical and biological materials and to identify, analyze and purify their components. We operate in two industry segments designated as Life Science and Clinical Diagnostics. Our Life Science segment develops, manufactures and markets a range of more than 5,000 reagents, apparatus and laboratory instruments, and many of these products are used in established research techniques, biopharmaceutical production processes and food testing regimes. Our Clinical Diagnostics segment designs, manufactures, sells and supports tests systems, informatics systems, test kits and specialized quality controls that serve clinical laboratories in the global diagnostics market. We supply more than 3,000 different products that cover more than 300 clinical diagnostic tests to the in vitro diagnostics test market. These products consist of reagents, instruments and software, typically provided to our customers as an integrated package to allow them to generate reproducible tests.

We determined that 3TG are necessary to the functionality or production of certain products (primarily apparatus and instruments) manufactured or contracted to be manufactured by both our Life Science and Clinical Diagnostics segments.

Conflict Minerals Policy

Our policy with respect to the sourcing of conflict minerals can be found at the Investor Relations section of our Web site, www.bio-rad.com, under the heading “Corporate Governance”. The content of our Web site referred to in this Conflict Minerals Report is included for general information and is not incorporated by reference in this report.

Reasonable Country of Origin Inquiry

Our reasonable country of origin inquiry (“RCOI”) was implemented by a cross-organizational team consisting of members from our manufacturing, procurement, information systems, legal and compliance departments. This team reported to designated members of our executive management team. We utilized a third-party service provider to send out surveys to over 1,000 of our direct suppliers of materials for our products that we determined were “in scope”, i.e. suppliers for products that contained or were likely to contain 3TG. The survey used was the template created by the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative. We reviewed the responses that we received from our suppliers and followed up by email and/or telephone with those suppliers who did not respond to our requests for information. Given the number of suppliers that we surveyed and the responses we received, we utilized the third-party service provider to assist in analysis of the survey responses. We prioritized responses from suppliers based on certain “red flags” identified by the third-party service provider, namely those suppliers that indicated they sourced from the DRC. We then researched and reviewed the information provided by these suppliers and followed up with them if deemed necessary.

Due Diligence Process

In accordance with Rule 13p-1, we exercised due diligence measures on the source and chain of custody of 3TG in our products. In conducting our due diligence, we applied guidance from the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (the “OECD Framework”), an internationally recognized due diligence framework.

Our due diligence process included:

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the development of a conflict minerals policy, as set forth above, and inclusion of conflict minerals provisions in many of our supply chain documents, such as purchase orders, supply agreements and our Supplier Code of Conduct;

•	establishment of governance structures with cross-functional team members and senior executives to implement and support our conflict minerals policy and procedures;

•	communication with suppliers based on their responses to our survey; and

•	retention of relevant documentation from our RCOI and due diligence procedures.

However, because we are several levels removed from the sourcing of 3TG, we were limited by the information that our suppliers provided to us. Our direct suppliers were similarly reliant upon information provided by their suppliers. In the majority of cases, our suppliers were not able to determine the source of 3TG, if any, in their products, or whether or to what extent the 3TG in their products were from scrap or recycled sources. For those suppliers that did provide information relating to their sources, i.e., smelters and refiners, and that indicated they sourced from the DRC, we were not able to definitively trace the parts provided to us by those suppliers to their sources. Therefore, we were unable to identify the smelters or refiners in which the 3TG in our products were extracted or refined or the mines from which the 3TG originated. We expect that as our procurement tracking systems and our industry’s sourcing information improve, we will be better able to determine the source of 3TG in our products.

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